LIGHTWAVE LOGIC, INC.
1831 Lefthand Circle, Suite C

Longmont, Colorado 80501

June 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Frank Pigott

Re:

Lightwave Logic, Inc.

Request for Acceleration of Registration Statement on Form S-1

File No. 333-217384

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-217384), originally filed with the U.S. Securities and Exchange Commission on April 19, 2017, with Pre-Effective Amendment No. 1 filed on May 19, 2017 and Pre-Effective Amendment No. 2 filed on June 2, 2017, to 11:00AM ET on June 15, 2017 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ James Marcelli
James Marcelli President